      As filed with the Securities and Exchange Commission on July 9, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                          American Bingo & Gaming Corp.
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    024596108
                    ----------------------------------------
                                 (CUSIP Number)

                                 Michael W. Mims
                                257 Amenity Road
                          Chapin, South Carolina 29036
                                 (803) 732-6282
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 2, 1999
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 024596108
--------------------------------------------------------------------------------
1.       Names of Reporting Persons

                  Michael W. Mims

         I.R.S. Identification Nos. of Above Persons (entities only)

                  N/A
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)               [ ]
                  (b)               [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

                  OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                  United States
--------------------------------------------------------------------------------

Number of Shares           (7)      Sole Voting Power         655,680
Shares Beneficially        -----------------------------------------------------
Owned by                   (8)      Shared Voting Power       -0-
Each Reporting             -----------------------------------------------------
Person With                (9)      Sole Dispositive Power    655,680
                           -----------------------------------------------------
                           (10)     Shared Dispositive Power  -0-

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person    655,680
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11) 6.59%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)  IN

--------------------------------------------------------------------------------





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         This Amendment No. 1 amends and supplements the Statement on Schedule
13D filed with the Securities and Exchange Commission on April 23, 1999 by Michael W. Mims (i) by adding disclosure to Item 4 to reflect that Mr. Mims resigned from his position as a director of American Bingo & Gaming Corp. (the "Issuer") and (ii) by amending Item 5 to reflect that Mr. Mims sold 50,000 of his shares of common stock of the Issuer during May and June, 1999.

Item 4.  Purpose of Transaction.

         Effective July 2, 1999, in connection with the resignation of all of the officers and certain of the other directors of the Issuer, Mr. Mims resigned from his position as a director of the Issuer and agreed not to seek or accept nomination or election to the Board of Directors of the Issuer for a period of two years pursuant to the terms of the Severance Agreement attached as Exhibit 1 hereto.

ITEM 5.  Interest in Securities of the Issuer.

         The following table presents the number of shares of Common Stock and the percentage of the class beneficially owned by Mr. Mims.

                 Percentage        Sole Voting and           Shared Voting and
  Total           of Class        Dispositive Power          Dispositive Power
---------        ----------       -----------------          -----------------
 655,680           6.59%               655,680                       None

          During May and June 1999, Mr. Mims sold 50,000 of his shares of common stock of the issuer in market transactions.

ITEM 7.  Material to be Filed as Exhibits.

         3. Severance Agreement, dated July 2, 1999, by and between Mr. Mims and the Issuer.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: July 9, 1999

                                                     /s/ Michael W. Mims
                                                     ---------------------------
                                                     Michael W. Mims